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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                Sequa Corporation
                                -----------------
                                (Name of Issuer)

                       Class B Common Stock, no par value
                       ----------------------------------
                         (Title of Class of Securities)

                                    81732 020
                                    ---------
                                 (CUSIP Number)

                               Norman E. Alexander
                              c/o Sequa Corporation
                                 200 Park Avenue
                            New York, New York 10166
                            Telephone: (212) 986-5500
                            -------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  July 7, 2003
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 81732 020

1)       NAMES OF REPORTING PERSONS:        Norman E. Alexander
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                    (a) [X]          (b) [ ]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (See Instructions):


5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION:
         U.S.

         NUMBER OF                     7)      SOLE VOTING POWER
         SHARES                                1,796,192
         BENEFICIALLY                  8)      SHARED VOTING POWER
         OWNED BY                              148,552
         EACH                          9)      SOLE DISPOSITIVE POWER
         REPORTING                             1,796,192
         PERSON WITH                   10)     SHARED DISPOSITIVE POWER
                                               148,552

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:      1,944,744

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See Instructions)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         58.4

14)      TYPE OF REPORTING PERSON:  IN


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The Schedule 13D Statement previously filed with the Securities and Exchange
Commission by Norman E. Alexander and the following corporations which are directly or indirectly wholly-owned by Mr. Alexander (except for Forfed Corporation which is controlled by Mr. Alexander): Fifty Broad Street, Inc. ("Fifty Broad"), a New York corporation; Forfed Corporation ("Forfed"), a Delaware corporation; 42 New Street, Inc. ("42 New"), a New York corporation; Galleon Syndicate Corporation ("Galleon"), a New York corporation; and Youandi Corporation ("Youandi"), a New York corporation (the "Corporations") with respect to Sequa Corporation Class B Common Stock (the "Class B Shares") is amended by the following information.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.
             ------------------------------------

(a) Mr. Alexander, individually, through the Corporations and through a grantor retained annuity trust (the "Trust"), beneficially owns an aggregate of 1,944,744 Class B Shares comprising approximately 58.4% of the outstanding Class B Shares. Mr. Alexander owns 198,886 Class B shares or approximately 6.0% of the Class B Shares outstanding. Forfed owns 1,379,843 Class B Shares or approximately 41.4% of the Class B Shares outstanding. Fifty Broad owns 101,463 Class B Shares or approximately 3.1% of the Class B Shares outstanding, 42 New owns 45,000 Class B Shares or approximately 1.4% of the Class B Shares outstanding, Youandi owns 30,000 Class B Shares or approximately .9% of the Class B Shares outstanding, Galleon owns 41,000 Class B Shares or approximately 1.2% of the Class B Shares outstanding and the Trust owns 148,552 Class B Shares or approximately 4.5% of the Class B Shares outstanding.

(b) On July 7, 2003 the Trust transferred 198,886 Class B Shares that were owned by it to Mr. Alexander.

(c) Each of the above Corporations has the sole right to vote and dispose of all of its Class B Shares, but Mr. Alexander, by virtue of his ownership and positions with the Corporations, has the power to vote and dispose of all of the Class B Shares owned by the Corporations. The Trust has the shared right to vote all of its Class B Shares, but Mr. Alexander retains the right to dispose of the Class B Shares in accordance with the terms of the Trust.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2003

                                              FIFTY BROAD STREET
                                              FORFED CORPORATION
                                              42 NEW STREET, INC.
                                              YOUANDI CORPORATION
                                              GALLEON SYNDICATE CORPORATION

                                              /s/ Norman E. Alexander
                                              ----------------------------------
                                                  Norman E. Alexander
                                                  Individually and on behalf of
                                                  the above named Corporations
                                                  As President or Chairman


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